

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

<u>Via E-mail</u>
Mr. Philippe P. Dauman
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re: Viacom Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 14, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed January 30, 2014**
> **Response dated February 18, 2014**
> **File No. 001-32686**

Dear Mr. Dauman:

We have reviewed your response letter and have the following comment. As noted in our letter dated January 7, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended December 31, 2013</u>

<u>Item 4. Controls and Procedures, page 20</u>

1.   We note from your response to comment 1 that you began migrating financial processing systems to an enterprise-wide systems solution during fiscal 2012 and that this migration continues. Explain for us the reasons to upgrade your systems and automate your business processes. Please identify the nature of the "changes in (y)our business processes, which, in turn, result in changes to internal controls over financial reporting." Please also tell us the improvements to your internal controls, if any, and why such improvements were deemed necessary. Refer to FAQ 7 on <u>Management's Report on</u>

<u>Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports</u> at http://www.sec.gov/info/accountants/controlfaq.htm

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director